
RECEIVED
MAR 31 2003



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ___to ___

GREAT LAKES CHEMICAL CORPORATION
SUPPLEMENTAL SAVINGS PLAN
ONE GREAT LAKES BOULEVARD
P.O. BOX 2200
WEST LAFAYETTE, IN 47906

GREAT LAKES CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-1765035**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

500 EAST 96TH STREET, SUITE 500
INDIANAPOLIS, INDIANA 46240
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **317-715-3000**

ANNUAL REPORT ON FORM 11-K – ITEM (A)
LIST OF FINANCIAL STATEMENTS - EXHIBIT 23

GREAT LAKES CHEMICAL CORPORATION SUPPLEMENTAL SAVINGS PLAN
WEST LAFAYETTE, INDIANA

December 31, 2002 and 2001

Form 11-K – ITEM (a)

GREAT LAKES CHEMICAL CORPORATION SUPPLEMENTAL SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

Statements of Financial Condition
December 31, 2002 and 2001
Statements of Income and Changes in Plan Equity
Years Ended December 31, 2002, 2001 and 2000
Notes to Financial Statements

Schedules – Schedules I, II, and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ERNST & YOUNG

Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

Plan Administrator
Great Lakes Chemical Corporation Supplemental Savings Plan

We have audited the accompanying statements of financial condition of Great Lakes Chemical Corporation Supplemental Savings Plan as of December 31, 2002 and 2001 and the related statements of income and changes in plan equity for the three years ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2002 and 2001 and the income and changes in plan equity for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and the changes in plan equity for each fund. The Fund Information has been subjected to the audit procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

March 27, 2003


Ernst & Young LLP

Great Lakes Chemical Corporation
Supplemental Savings Plan

Statement of Financial Condition

December 31, 2002 Fund Information

	Great Lakes Chemical Corporation Common Stock	Vanguard Windsor Fund	Vanguard Explorer Fund	Vanguard International Growth Fund	Wellesley Income Fund	VMMR Prime Fund	Vanguard Index 500 Fund	Vanguard Total Bond Market Fund	Vanguard Extend Mkt Index Fund	Vanguard Small-Cap Index Fund	Vanguard U.S. Growth Fund	Total
Assets												
Investments, at fair market value:												
Common stock (cost: $343,047)	$ 262,701	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 262,701
Registered Investment Companies (cost: $6,057,384)	-	1,024,003	403,655	255,981	653,177	545,859	1,438,343	522,379	40,569	36,701	85,324	5,005,991
Plan Equity	$ 262,701	$ 1,024,003	$ 403,655	$ 255,981	$ 653,177	$ 545,859	$ 1,438,343	$ 522,379	$ 40,569	$ 36,701	$ 85,324	$ 5,268,692

See accompanying notes to Financial Statements.

Great Lakes Chemical Corporation
Supplemental Savings Plan

Statement of Financial Condition

December 31, 2001 Fund Information

	Great Lakes Chemical Corporation Common Stock	Vanguard Windsor Fund	Vanguard Explorer Fund	Vanguard International Growth Fund	Wellesley Income Fund	VMMR Prime Fund	Vanguard Index 500 Fund	Vanguard Total Bond Market Fund	Vanguard Extend Mkt Index Fund	Vanguard Small-Cap Index Fund	Vanguard U.S. Growth Fund	Total
Assets												
Investments, at fair market value:												
Common stock (cost: $292,538)	$ 216,453	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 216,453
Registered Investment Companies (cost: $5,544,555)	-	1,227,743	516,770	255,841	513,494	468,012	1,830,638	347,432	21,612	25,984	103,259	5,310,785
Plan Equity	$ 216,453	$ 1,227,743	$ 516,770	$ 255,841	$ 513,494	$ 468,012	$ 1,830,638	$ 347,432	$ 21,612	$ 25,984	$ 103,259	$ 5,527,238

See accompanying notes to Financial Statements.

Great Lakes Chemical Corporation
Supplemental Savings Plan

Statement of Income and Changes in Plan Equity

	December 31, 2002 Fund Information											
	Great Lakes Chemical Corporation Common Stock	Vanguard Windsor Fund	Vanguard Explorer Fund	Vanguard International Growth Fund	Wellesley Income Fund	VMMR Prime Fund	Vanguard Index 500 Fund	Vanguard Total Bond Market Fund	Vanguard Extend Mkt Index Fund	Vanguard Small-Cap Index Fund	Vanguard U.S. Growth Fund	Total
Additions:												
Employee voluntary contributions	$ 18,036	$ 177,593	$ 92,387	$ 62,841	$ 89,181	$ 83,688	$ 237,464	$ 101,348	$ 15,436	$ 18,366	$ 50,791	$ 947,131
Employer contributions	40,912	-	-	-	-	-	-				-	40,912
Investment income:												
Dividends, interest and capital gain	3,342	14,141	44	3,692	27,748	5,737	24,178	23,550	378	443	290	103,543
Net realized gain (loss)	(2,415)	(19,196)	(21,285)	(4,333)	(4,431)	-	(74,688)	391	-	(2,436)	(29,941)	(158,334)
Net unrealized apprec. (deprec.)	(4,260)	(275,629)	(108,785)	(48,529)	10,076	-	(377,571)	10,850	(5,741)	(8,576)	(13,719)	(821,884)
	55,615	(103,091)	(37,639)	13,671	122,574	89,425	(190,617)	136,139	10,073	7,797	7,421	111,368
Deductions:												
Withdrawals	3,904	50,769	71,881	5,883	1,190	171,098	36,152	15,108	-	-	13,929	369,914
Interfund transfers	(5,463)	(49,880)	(3,595)	(7,648)	18,299	159,520	(165,526)	53,916	8,884	2,920	(11,427)	-
Net increase in plan equity	46,248	(203,740)	(113,115)	140	139,683	77,847	(392,295)	174,947	18,957	10,717	(17,935)	(258,546)
Plan equity at the beginning of the year	216,453	1,227,743	516,770	255,841	513,494	468,012	1,830,638	347,432	21,612	25,984	103,259	5,527,238
Plan equity at the end of the year	$ 262,701	$ 1,024,003	$ 403,655	$ 255,981	$ 653,177	$ 545,859	$ 1,438,343	$ 522,379	$ 40,569	$ 36,701	$ 85,324	$ 5,268,692

See accompanying notes to Financial Statements.

Great Lakes Chemical Corporation
Supplemental Savings Plan

Statement of Income and Changes in Plan Equity

	December 31, 2001 Fund Information											
	Great Lakes Chemical Corporation Common Stock	Vanguard Windsor Fund	Vanguard Explorer Fund	Vanguard International Growth Fund	Wellesley Income Fund	VMMR Prime Fund	Vanguard Index 500 Fund	Vanguard Total Bond Market Fund	Vanguard Extend Mkt Index Fund	Vanguard Small-Cap Index Fund	Vanguard U.S. Growth Fund	Total
Additions:												
Employee voluntary contributions	$ 36,546	$ 241,738	$ 154,773	$ 78,876	$ 64,124	$ 92,419	$ 350,850	$ 77,788	$ 12,933	$ 20,685	$ 70,739	$ 1,201,471
Employer contributions	55,469	-	-	-	-	-	-	-	-	-	-	55,469
Investment income:												
Dividends, interest and capital gains	4,106	38,700	890	4,613	38,704	14,526	20,909	14,367	556	291	194	137,856
Net realized gain (loss)	(91,328)	(5,409)	(27,780)	(6,923)	1,372	-	11,229	1,263	(1,032)	(670)	(21,257)	(140,535)
Net unrealized apprec. (deprec.)	(88,196)	23,219	25,482	(47,501)	(14,758)	-	(280,010)	(32)	(924)	1,030	(9,360)	(391,050)
	(83,403)	298,248	153,365	29,065	89,442	106,945	102,978	93,386	11,533	21,336	40,316	863,211
Deductions:												
Withdrawals	34,756	77,788	86,560	2,908	-	18,289	26,450	18,626	-	-	3,979	269,356
Interfund transfers	(158,398)	(8,042)	(66,512)	(5,369)	116,866	66,463	(120,871)	188,509	1,435	(407)	(13,674)	-
Net increase in plan equity	(276,557)	212,418	293	20,788	206,308	155,119	(44,343)	263,269	12,968	20,929	22,663	593,855
Plan equity at the beginning of the year	493,010	1,015,325	516,477	235,053	307,186	312,893	1,874,981	84,163	8,644	5,055	80,596	4,933,383
Plan equity at the end of the year	$ 216,453	$ 1,227,743	$ 516,770	$ 255,841	$ 513,494	$ 468,012	$ 1,830,638	$ 347,432	$ 21,612	$ 25,984	$ 103,259	$ 5,527,238

See accompanying notes to Financial Statements.

Great Lakes Chemical Corporation
Supplemental Savings Plan

Statement of Income and Changes in Plan Equity

	December 31, 2000 Fund Information											
	Great Lakes Chemical Corporation Common Stock	Vanguard Windsor Fund	Vanguard Explorer Fund	Vanguard International Growth Fund	Wellesley Income Fund	VMMR Prime Fund	Vanguard Index 500 Fund	Vanguard Total Bond Market Fund	Vanguard Extend Mkt Index Fund	Vanguard Small-Cap Index Fund	Vanguard U.S. Growth Fund	Total
Additions:												
Employee voluntary contributions	$ 122,472	$ 204,724	$ 130,085	$ 97,922	$ 90,610	$ 102,625	$ 553,428	$ 39,880	$ 7,131	$ 5,091	$ 25,414	$ 1,379,382
Employer contributions	97,982	-	-	-	-	-	-	-	-	-	-	97,982
Investment income:												
Dividends, interest and capital gains	3,749	120,829	95,365	16,846	19,865	17,302	18,446	4,987	909	584	16,120	315,002
Net realized gain (loss)	(30,797)	(21,845)	12,883	(1,420)	(5,499)	-	50,360	(1,153)	-	-	(562)	1,967
Net unrealized apprec. (deprec.)	41,426	34,334	(84,254)	(37,681)	26,732	-	(235,560)	4,260	(2,312)	(728)	(39,704)	(293,487)
	234,832	338,042	154,079	75,667	131,708	119,927	386,674	47,974	5,728	4,947	1,268	1,500,846
Deductions:												
Withdrawals	54,823	34,250	10,075	4,905	9,626	4,170	14,274	7,530	-	-	-	139,653
Interfund transfers	(7,154)	(71,032)	52,307	82,783	(42,074)	37,495	(116,569)	(18,108)	2,916	108	79,328	-
Transfers to affiliated plan	49,438	17,119	9,539	-	2,130	94,212	38,964	-	-	-	-	211,402
Net increase in plan equity	123,417	215,641	186,772	153,545	77,878	59,040	216,867	22,336	8,644	5,055	80,596	1,149,791
Plan equity at the beginning of the year	369,593	799,684	329,705	81,508	229,308	253,853	1,658,114	61,827	-	-	-	3,783,592
Plan equity at the end of the year	$ 493,010	$ 1,015,325	$ 516,477	$ 235,053	$ 307,186	$ 312,893	$ 1,874,981	$ 84,163	$ 8,644	$ 5,055	$ 80,596	$ 4,933,383

See accompanying notes to Financial Statements.

Great Lakes Chemical Corporation Supplemental Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Great Lakes Chemical Corporation Supplemental Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Plan Document, which is available from the plan administrator.

Great Lakes Chemical Corporation (the Company) adopted the Plan effective January 1, 1995. The purpose of the Plan is to provide each participant in the Plan with the benefits the participant would have received under the Great Lakes Savings Plan, as amended, ("Savings Plan") except for the limitations on compensation and benefits imposed by various sections of the Internal Revenue Code of 1986, as amended, ("Code") or any successor thereto. The Plan works in conjunction with the Savings Plan to provide the participants with the same benefits as a percentage of compensation that are available under the Savings Plan to those employees not affected by the Code limitations. Participants with compensation in excess of $85,000 are eligible to contribute. Participation is voluntary.

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 20% of the participants' eligible earnings. The Company matches employee contributions that exceed the 402(g) limitation, $11,000, in the Savings Plan, which carryover into the Plan. The Company contributes an amount equal to 50% of these carryover contributions, limited to the first 6% of the participants' eligible earnings.

Investment Options

Participants may direct their contributions to any of eleven investment options. The Company's matching contributions are automatically invested in the Great Lakes Chemical Corporation Stock Fund. At December 31, 2002 and 2001 there were 109 and 130 participants in the Plan, respectively.

Investment options that are available to participants are as follows:

- Great Lakes Chemical Corporation Common Stock Fund - Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. There were 55 participants that invested in this fund at December 31, 2002.

- Vanguard Windsor Fund - This is a mutual fund invested primarily in common stocks that provide the greatest potential for capital growth over long periods of time and/or that have a history of paying dividends. There were 77 participants that invested in this fund at December 31, 2002.

1. Description of the Plan (continued)

- Vanguard Explorer Fund - This is a mutual fund invested primarily in common stocks of small companies. There were 63 participants that invested in this fund at December 31, 2002.

- Vanguard International Growth Fund - This is a mutual fund invested in common stocks of non-U.S. companies that became available to participants in 1998. The Portfolio invests in the stocks of about 200 companies located in roughly 30 countries around the world. There were 49 participants that invested in the fund as of December 31, 2002.

- Wellesley Income Fund - This is a mutual fund invested primarily in (1) stocks that provide potential growth and dividend income and (2) bonds for current income potential and conservation of principal. There were 46 participants that invested in this fund at December 31, 2002.

- VMMR Prime Fund - This is a money market fund invested in short-term securities such as certificates of deposit, banker's acceptances, commercial paper and U.S. government securities. There were 32 participants that invested in this fund at December 31, 2002.

- Vanguard Index 500 Fund - This is a mutual fund invested in all stocks included in the Standard's and Poor's 500 Index in approximately the same proportion as they are presented in the Standards and Poor's 500 Index. There were 88 participants that invested in this fund as of December 31, 2002.

- Vanguard Total Bond Market Fund - This is a mutual fund which maintains exposure to the entire U.S. investment-grade bond market by paralleling the performance of the Lehman Aggregate Bond Index. This fund became available to participants in 1998. There were 40 participants that invested in this fund at December 31, 2002.

- Vanguard Extended Market Index Fund – This is a mutual fund that seeks long-term growth of capital by attempting to match the performance of the Wilshire 4500 Completion Index. This fund became available to participants in 2000. There were 16 participants that invested in this fund at December 31, 2002.

- Vanguard Small-Cap Index Fund – This is a mutual fund that seeks long-term growth of capital by attempting to match the performance of the Russell 2000 Index. This fund became available to participants in 2000. There were 14 participants that invested in this fund at December 31, 2002.

1. Description of the Plan (continued)

- Vanguard U.S. Growth Fund – This is a mutual fund that seeks long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. This fund became available to participants in 2000. There were 24 participants that invested in this fund at December 31, 2002.

Vesting

Participants vest in the Company's matching contributions as shown below:

Completed Years of Service	Vested Interest in Matching Contributions
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Once vested, the participant remains 100% vested in the Company's matching contribution until the participant's death, total and permanent disability, or attainment of normal retirement date while still an employee.

Upon a participant's termination of employment with the Company, or one-year break in service, all non-vested portions of the Company's matching contributions are forfeited. All forfeitures will be applied to reduce the employer's future contributions or administrative expenses. Amounts forfeited during 2002 were $914.

Upon a participant's separation from service with the Company, and upon the participant's election, the vested portion of the participant's account shall be distributed in ten substantially equal annual installments, which shall equal (i) the value of the participant's account as of the date of separation from service, plus (ii) the earnings that will accrue on the unpaid balance of the account during the payout period, less (iii) any distributions from the account. Participants may elect to receive their vested account balance in a single sum payment subject to certain restrictions.

1. Description of the Plan (continued)

A participant, upon written petition to the Committee, may withdraw some or all of that portion of his or her account that is attributable to the participant's contribution (the portion of the account attributable to contributions of the employer is not available for financial emergencies) if the Committee, in its sole discretion, determines that the requested withdrawal is on account of an unforeseeable financial emergency and that the amount to be withdrawn does not exceed the amount necessary to satisfy the financial emergency.

Although it has not expressed any intent to do so, the Company reserves the right at any time to terminate the Plan provided that the Company shall not cancel, reduce, or otherwise adversely affect the amount of benefits of any participant credited as of the date of termination without the consent of the participant.

More detailed information concerning the Plan may be found by consulting the Plan Document which is available from the Plan Administrator.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the respective company at year end.

Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

Use of Estimates

Preparation of the financial statements requires management to make estimates that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Great Lakes Chemical Corporation Supplemental Savings Plan

Notes to Fnancial Statements (continued)

3. Investments

The fair value of individual investments, including assets that represent 5% or more of the Plan's net assets, were as follows:

	December 31	
	2002	**2001**
Great Lakes Chemical Corporation common stock*	**$ 262,701**	$ 216,453
Registered investment companies:		
Vanguard Windsor Fund	**1,024,003**	1,227,743
Vanguard Explorer Fund	**403,655**	516,770
Wellesley Income Fund	**653,177**	513,494
VMMR Prime Fund	**545,859**	468,012
Vanguard Total Bond Market Fund	**522,379**	347,432
Vanguard International Growth Fund	**255,981**	255,841
Vanguard Index 500 Fund	**1,438,343**	1,830,638
Vanguard Extend Mkt Index Fund	**40,569**	21,612
Vanguard Small-Cap Index Fund	**36,701**	25,984
Vanguard U.S. Growth Fund	**85,324**	103,259

*Includes both participant directed and non-participant directed investments.

The value of individual investments, at historical cost, are as follows:

	December 31	
	2002	**2001**
Great Lakes Chemical Corporation common stock	**$ 343,047**	$ 292,538
Registered investment companies:		
Vanguard Windsor Fund	**1,322,904**	1,251,015
Vanguard Explorer Fund	**510,996**	515,327
Wellesley Income Fund	**657,916**	528,311
VMMR Prime Fund	**545,859**	468,012
Vanguard Total Bond Market Fund	**509,704**	345,607
Vanguard International Growth Fund	**378,005**	329,335
Vanguard Index 500 Fund	**1,889,372**	1,904,095
Vanguard Extend Mkt Index Fund	**49,545**	24,848
Vanguard Small-Cap Index Fund	**44,975**	25,682
Vanguard U.S. Growth Fund	**148,107**	152,323

3. Investments (continued)

The number of units of individual investments are as follows:

	December 31	
	2002	**2001**
Great Lakes Chemical Corporation common stock	**2,656**	2,152
Registered investment companies:		
Vanguard Windsor Fund	**85,334**	78,500
Vanguard Explorer Fund	**8,873**	8,569
Wellesley Income Fund	**32,823**	25,791
VMMR Prime Fund	**545,859**	468,012
Vanguard Total Bond Market Fund	**50,326**	34,263
Vanguard International Growth Fund	**21,051**	17,045
Vanguard Index 500 Fund	**17,424**	17,288
Vanguard Extend Mkt Index Fund	**2,165**	936
Vanguard Small-Cap Index Fund	**2,344**	1,311
Vanguard U.S. Growth Fund	**7,075**	5,478

Net realized gains/(losses) on sale and distribution of investments is summarized as follows:

	Year ended December 31		
	2002	**2001**	**2000**
Common stock:			
Proceeds from disposition of stock	**$ 16,493**	$ 193,155	$ 115,968
Cost of stock disposed	**18,908**	284,483	146,766
Net realized (loss) on sale and distribution of common stock	**$ (2,415)**	$ (91,328)	$ (30,798)
Registered investment companies:			
Proceeds from distribution of units	**$ 849,636**	$1,251,642	$ 1,184,459
Cost of units disposed	**1,005,555**	1,300,849	1,151,694
Net realized gain / (loss) on sale and distribution of units	**$ (155,919)**	$ (49,207)	$ 32,765

The cost of investments sold is based on average cost.

3. Investments (continued)

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification is summarized as follows:

	Year ended December 31		
	2002	**2001**	**2000**
Fair value in excess of cost:			
At beginning of the year	**$ (472,244)**	$ 81,194	$ 374,682
At end of the year	**(349,600)**	(472,244)	81,194
Change in net unrealized depreciation of investments	**$ (821,844)**	$ (391,050)	$ (293,487)
Common stock	**$ (4,260)**	$ (88,196)	$ 41,426
Registered investment companies	**(817,624)**	(302,854)	(334,913)
Change in net unrealized depreciation of investments	**$ (821,884)**	$ (391,050)	$ (293,487)

4. Related Party Transactions

During 2002, 2001 and 2000 the Plan received $3,342, $4,106 and $3,749, respectively, in common stock dividends from the Company. Fees paid for legal, accounting, taxes and other services rendered by parties-in-interest were paid by the Company.

5. Federal Income Tax

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability for the following: when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when common stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

The Company is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan does not qualify as defined by Section 401(a) of the Internal Revenue Code of 1986 and, is therefore, not exempt from taxation. Since the Plan is considered nonqualifed, no determination letter is required to be obtained from the Internal Revenue Service.

Great Lakes Chemical Corporation Supplemental Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized

Date: March 27, 2003

Great Lakes Chemical Corporation Supplemental Savings Plan
(Name of Plan)



Jonathan D. Sarn
Director, HR Services

CONSENT OF INDEPENDENT AUDITORS

Great Lakes Chemical Corporation Supplemental Savings Plan

We consent to the incorporation by reference in Registration Statement (Forms S-8 Nos. 333-00543 and 333-101719) pertaining to the Supplemental Savings Plan of Great Lakes Chemical Corporation of our report dated March 27, 2003 with respect to the financial statements of the Great Lakes Chemical Corporation Supplemental Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Indianapolis, Indiana
March 27, 2003

Ernst & Young LLP